Dedicated to Hope, Healing and Recovery

Kindred Healthcare

1
Investor Presentation
Kindred Healthcare, Inc. (NYSE: KND)
March 16, 2011
Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Filing Person: Kindred Healthcare, Inc.
Commission File No.: 001-14057
Subject Company: RehabCare Group, Inc.
Commission File No.: 001-14655

Forward-Looking Statements
Additional Information About this Transaction
In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange
Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of
Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS
TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL
CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by
Kindred and RehabCare with the SEC at the SEC’s website at . The joint proxy statement/prospectus (when available) and the other documents filed by
Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’swebsite at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the pending transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010.  You can find information about
RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010.  You can obtain free copies of these documents from
Kindred or RehabCare, respectively, using the contact information above.
Forward-Looking Statements
Information set forth in this presentation contains forward-looking statements, which involve a number of risks and uncertainties.  Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and
RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c)
the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of  ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR).  Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at . Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

www.sec.gov
www.sec.gov

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

696 (3)
sites of service,
315
facilities
in
40
states
56,800 (3)
dedicated
employees,
making Kindred
a top-200 private
employer in
the U.S.
(4)
33,800 (3)
patients and
residents
per day
$4.4 billion (2)
consolidated
revenues
Largest Diversified Post-Acute
Provider in the United States
(1)
(1) Ranking based on revenues.
(2) Revenues for the year ended December 31, 2010.
(3) As of December 31, 2010.
(4) Ranking provided by TMP, Inc.

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

4

$2.0 billion revenues
(1)
HOSPITAL
Long-term Acute Care Hospitals
• Largest operator in U.S.
(2)
• 89 hospitals with
6,887 licensed beds
(3)
$2.2 billion revenues
(1)
• Third largest nursing
center operator in U.S.
(2)
• 226 nursing centers with
27,442 licensed beds
(3)
• 7 assisted living facilities with 463
licensed beds
(3)
NURSING CENTER
Nursing and Rehabilitation Centers
$505 million revenues
(1)
• Second largest contract therapy
company in U.S.
(2)
• 381 external locations served
through 5,900 therapists and
10,600 total employees
(3)
REHABILITATION
Peoplefirst
Rehabilitation
Services
(1) Revenues for the year ended December 31, 2010  (divisional revenues before intercompany eliminations).
(2) Ranking based on revenues.
(3) As of December 31, 2010.
Kindred’s Market Leading Businesses

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Provide superior clinical outcomes and quality care with an
approach which is patient-centered, disciplined and transparent
Lower cost by reducing lengths of stay in acute care hospitals and transition patients home at the highest possible level of function
Reduce rehospitalization through our integrated and
interdisciplinary care management teams and protocols
Kindred’s Value Proposition and
Our “Continue The Care” Campaign

Kindred Healthcare

One of the MOST ADMIRED

Healthcare Companies in the World,
Fortune Magazine 2009, 2010 and 2011

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

6

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Investment Rationale
Each year, nearly 9 million people – 23,000 a day – are discharged from short-term acute care hospitals that require some form of post-acute care
As the largest diversified post-acute provider, Kindred is uniquely positioned to grow and succeed in what will be an increasingly integrated healthcare delivery system
Kindred has a track record of providing quality, cost-effective care, operational excellence and consistent levels of free cash flows
Our platform and infrastructure, together with our successful organic development and opportunistic M&A strategy, offer the potential for creating significant value for shareholders

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

8 Kindred Update

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Kindred Update
Kindred Healthcare, Inc. (“Kindred”) and RehabCare Group, Inc. (“RehabCare”) have announced a transaction whereby Kindred will acquire RehabCare for ~$35/share
Both Companies reported strong Q4 and 2010 clinical and financial results and share a high degree of confidence and visibility in their business plans and estimates for 2011
The combined Company will have an industry leading position in attractive post-acute business segments and growing local markets
Kindred will be well positioned for future growth in a changing healthcare landscape with the expansion of the combined service offerings
The transaction substantially enhances Kindred’s growth and margin profile
The proposed transaction is highly accretive to Kindred’s earnings and cash flows and generates strong operating cash flows providing the ability to quickly delever and finance future growth

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Both Kindred and RehabCare beat 4Q and 2010 analyst estimates
Summary of Q4 and 2010 Results
Kindred
RehabCare
1) I/B/E/S consensus as of 2/7/2011.
2) Reflects income from continuing operations.
3) Actual revenues exclude Miami IRF.
4) Includes discontinued operations.
($MM, except EPS Data)
($MM, except EPS Data)
Q4 2010 2010
Consensus
(1)
Actual % Surprise Consensus
(1)
Actual % Surprise
Revenues 1,121.0 1,135.5 1.3% 4,345.0 4,359.7 0.3%
EBITDA 61.0 66.8 9.5% 211.0 217.3 3.0%
EBIT 30.0 35.4 18.0% 90.0 95.7 6.3%
Net Income
(2)
16.0 19.8 23.8% 52.0 56.1 7.9%
EPS
(2)
$0.41 $0.50 22.0% $1.33 $1.42 6.8%
Q4 2010 2010
Consensus
(1)
Actual % Surprise Consensus
(1)
Actual % Surprise
Revenues
(3)
343.0 339.3 -1.1% 1,347.2 1,329.4 -1.3%
EBITDA 41.5 44.1 6.3% 163.5 164.1 0.4%
EBIT 34.1 36.1 5.9% 133.4 133.6 0.1%
Net Income
(4)
14.9 17.1 14.8% 60.6 62.5 3.1%
EPS
(4)
$0.60 $0.69 15.0% $2.45 $2.53 3.3%

11 Transaction Overview

~$35 / share total ($26 / share in cash; ~$9 / share in Kindred stock)
(1)
$1.3 billion total consideration, including assumption of net debt
Transaction Overview
Consideration
Accretion
Synergies
Kindred and RehabCare have announced a transaction whereby Kindred will acquire RehabCare for ~$35/share
Transaction
Substantially accretive to Kindred’s earnings and operating cash flows
$40 million in identified annual cost and operating synergies
Full run-rate achieved within two years ($25MM achieved first year)
– Excluding one time costs
Committed financing from J.P. Morgan, Morgan Stanley and Citi
Financing
Expected Close
On or about June 30, 2011
1) Based on a fixed exchange ratio.

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Transaction Overview
J.P. Morgan, Morgan Stanley and Citi have committed $1.85Bn in debt financing
Key Capital Considerations
Ability to delever quickly (Pro forma adjusted leverage flat to current Kindred standalone)
Maintain strong balance sheet, liquidity and financial flexibility (approximately $250MM undrawn revolver capacity at close)
Sources and Uses
(1)
($MM)
Sources % of Total
$600MM ABL Revolving Credit Facility $350 19%
Term Loan B 700 38%
Senior Unsecured Notes 550 30%
Equity Consideration (3) 228 13%
Total Sources 1,828 100%
Uses % of Total
Purchase RehabCare Equity (~$35/share) 885 48%
Retire RehabCare Debt 399 22%
Retire Kindred Debt 367 20%
Other 177 10%
Total Uses 1,828 100%
Pro-Forma Capitalization
(1)
($MM)
2011E
(2)
New Borrowings 1,600
Total Debt 1,600
Revenue
EBITDA (4)
Rent Expense
EBITDAR (4)
Total Debt / EBITDA
Adjusted Debt (5) / EBITDAR
6,200 6,200
470 487
422 422
892 909
3.4x 3.3x
4.6x 4.5x
5,846
445
414
859
3.6x
4.8x
1,600
1,600
2010PF
(2)
1) Sources and Uses is as of 12/31/10.  Pro-Forma Capitalization is based on borrowings expected at closing.  Figures may not add due to rounding.
2) 2010PF figures reflect full year run rate of 2010 Kindred acquisitions ($157MM in revenue, $44MM in EBITDAR, $7MM in rent and $37MM of EBITDA benefit) and RehabCare. RehabCare 2010 results do not include the results of discontinued operations (inpatient rehabilitation facility in Miami).  2011 figures display low and high end of guidance which reflects the combined business as if the transaction closed on 1/1/11.
3) Based on a fixed exchange ratio.
4) 2010PF and 2011E includes $25MM of run rate synergies.
5) Calculated with 6.0x cap rate.

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

14 Agency Ratings Corporate Family Term Loan B Moody’s Investors Service (1) B1 Ba3 Standard and Poor’s (2) B+ B+ (1) Release dated March 14, 2011 (2) Release dated March 11, 2011

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Kindred and RehabCare will be the Premier Rehabilitation and
Post-Acute Provider in the United States
Metrics Kindred Kindred + RehabCare
Focus SNF, LTAC and Contract Rehab SNF, LTAC and Contract Rehab
Scale (1)
• States
• Facilities
• Beds
• 2010 Revenue (Pro Forma)
• 2010 EBITDA (Pro Forma)
40
322
34,792
$4,517MM (2)
$254MM (2)
RehabCare
Contract Rehab and LTAC
42
34
1,788
$1,349MM
$166MM
46
356
36,580
$5,866MM (2)
$445MM (2)(3)
Payor Mix (’09)
Business Mix: EBITDA (’10) (2)
29%
13%
58%
Contract Rehab
SNF
LTAC
40%
24%
36%
Medicaid
Medicare
Commercial
LTAC
SRS
52%
27%
21%
LTAC
SRS
HRS
69%
29%
Medicaid
2%
Medicare
Commercial
45%
35%
3%
17%
LTAC
SNF
HRS
Contract Rehab
11%
8%
62%
19%
LTAC
SNF
HRS
Contract Rehab
51%
20%
29%
Commercial
Medicaid
Medicare
Business Mix: Revenue (’10) (2)(4)
39%
48%
13%
HRS
47%
42%
11%
Contract Rehab
SNF
LTAC
(1) RehabCare states include LTAC and IRF locations. Beds include LTACs and freestanding IRFs. Kindred facilities include owned, leased or managed LTACHs, SNFs and ALFs. RehabCare facilities include owned and leased LTACHs.
(2) Includes the full year benefit of all of the acquisitions Kindred has closed in 2010 ($157MM Revenue and $37MM EBITDA benefit). RehabCare 2010 results includes the results of discontinued operations (inpatient rehabilitation facility in Miami).  Figures may not add due to rounding.
(3) Includes $25MM of run rate synergies.
(4) Revenue excludes the effect of Kindred intercompany eliminations. EBITDA includes intercompany eliminations in Kindred segment EBITDA.

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Kindred and RehabCare Combined Presence
Kindred Hospitals Kindred Nursing and Rehabilitation Centers RehabCare Hospitals Acute Rehabilitation Units
Existing Cluster Market
Potential New Cluster Market
Transaction enhances Kindred’s Cluster Market Strategy

Kindred
VIBRA
HEALTHSOUTH

Kindred
HEALTHSOUTH
VIBRA

golden living
HCR-ManorCare
Genesis HealthCare
Kindred
Life Care Centers of America

Kindred
golden living
Genesis HealthCare
SUNDANCE REHABILITATION

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Leading Position in Attractive Growing Businesses
(1) Includes 1,112 facilities from RehabCare and 696 facilities from Kindred.
Multiple earnings streams, multiple avenues for growth
PF Kindred
116
3
5
94
8
8 7
5
2
0
20
40
60
80
100
120
140
13
10
97
121
Freestanding
Hospital Based
207
324
277
227
226
223
0
50
100
150
200
250
300
350
Number of Facilities
315
300
200
108
1,808
1,000
900
471
450
342
471
700 700
1,493
0
500
1,000
1,500
2,000
Third Party Affiliated
(1)
12
6
15
18
19
111
118
0
20
40
60
80
100
120
140
Number of Facilities
#1 Operator of Hospital Based and Freestanding IRFs
#4 Operator of Skilled Nursing and Rehab Centers #1 Contract Rehab Manager
#1 Operator of Long-Term Acute Care Hospitals

18 Strategic Rationale

35% OF MEDICARE BENEFICIARIES ARE DISCHARGED FROM ACUTE HOSPITALS TO POST-ACUTE CARE.[1]
KINDRED IS POSITIONED TO CONTINUE THAT CARE IN A COORDINATED COST-EFFECTIVE WAY.
MEDICARE PATIENTS DISCHARGED
2% 2% LONG-TERM ACUTE CARE HOSPITALS
10% 11% INPATIENT REHABILITATION
41% 52% SKILLED NURSING AND REHABILITATION CENTERS
9% 21% OUTPATIENT REHABILITATION
37% 61% HOME HEALTH CARE
Higher Intensity of Service
Lower Intensity of Service
% Patients' first site of discharge after acute-care hospital stay
% Patients' use of site during a 90-day episode
KINDRED IS POSITIONED TO HELP DETERMINE THE MOST APPROPRIATE SETTING FOR PATIENTS AS THEY CONTINUE THEIR CARE THROUGHOUT A POST-ACUTE EPISODE.
PATIENTS DISCHARGED FROM KINDRED LTAC HOSPITALS
35% SKILLED NURSING AND REHAB CENTERS
16% HOME HEALTH
5% IRF
PATIENTS DISCHARGED FROM IRFs (Nationally)
46% HOME HEALTH
13% SKILLED NURSING AND REHAB CENTERS
PATIENTS DISCHARGED FROM KINDRED NURSING AND REHABILITATION CENTERS
31% HOME HEALTH

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

19 Rapidly Changing Post-Acute Market Multiple Patient Discharge Destinations SOURCE: RTI, 2009: Examining Post-Acute Care Relationships in an Integrated Hospital System

Patient Service Intensity
HOME
Rehab Care
Kindred HomeCare and Hospice
Kindred Healthcare
Rehab Care
Kindred Healthcare
Rehab Care
Rehab Care
Kindred Healthcare
Rehab Care
Kindred HomeCare and Hospice

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Positioned to Take Advantage of
Changing Healthcare Landscape
“Continue The
Care”
Uniquely Positioned For Bundled Or Episodic Payment Environment
SKILLED
NURSING
FACILITIES
HOSPICE
HOME
HEALTH
CARE
OUTPATIENT
REHAB
ASSISTED
LIVING
ACUTE CARE
HOSPITALS
TRANS TRANS
CARE CARE
ICU ICU
IN-PATIENT
REHAB
LTACs
FREESTANDING/ HIH
Patient Illness Severity
SAU SAU
TCC
&
TCU
ADULT DAY
CARE

+156bps

+175bps

+209bps

+42bps

Dedicated to Hope, Healing and Recovery

Transaction Enhances Financial Profile
(1) Standalone Kindred growth analysis compares 2011 guidance issued on 12/15/10 relative to 2010 standalone performance pro forma full year run rate for all of Kindred’s 2010 acquisitions;
Pro forma Kindred growth analysis compares pro forma 2011 guidance relative to 2010 pro forma results, in each case assuming the RehabCare acquisition occurred on the first day of each respective year and includes first year run rate synergies in both 2010 and 2011 figures. 2011 margin figures per guidance midpoint and compares standalone 2011 guidance issued on 12/15/10 relative to pro forma 2011 guidance. 2011 pro forma guidance reflects the combined business as if the transaction closed on 1/1/11 and includes first year run rate synergies.
EBITDAR Growth
(1)
2010 – 2011
3.5
5.1
2.0
4.0
6.0
Standalone Kindred Pro Forma Kindred
(%)
EBITDA Growth
(1)
2010 – 2011
6.1
7.9
3.0
5.0
7.0
9.0
Standalone Kindred Pro Forma Kindred
(%)
EBITDA Margin
(1)
2011
5.6
7.7
0.0
2.0
4.0
6.0
8.0
Standalone Kindred Pro Forma Kindred
(%)
Net Income Margin
(1)
2011
1.3
1.7
0.0
0.6
1.2
1.8
Standalone Kindred Pro Forma Kindred
(%)
Enhances Kindred’s growth and operating margin profiles

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Transaction Reduces Rent and
Fixed Charge Burden
Declining Rent Burden
Enhanced Margin Profile
RehabCare operates a less capital-intensive business model, driving higher pro forma returns on assets
(1) Midpoint of guidance issued 12/15/10.
(2) Midpoint of pro forma guidance which reflects combined business as if the transaction closed 1/1/11.
2011 Operating Leverage
($MM)
Kindred
(1)
Pro Forma
(2)
Revenue $4,800 $6,200
EBITDAR 640 899
% Margin 13.3% 14.5%
Rent 370 423
% Margin 7.7% 6.8%
EBITDA 270 476
% Margin 5.6% 7.7%
D&A 140 185
% Margin 2.9% 3.0%
EBIT 130 291
% Margin 2.7% 4.7%

Net Growth 27 Facilities

Dedicated to Hope, Healing and Recovery

Growing Portfolio of Owned Real Estate
16
Facilities
43
Facilities
0
10
20
30
40
50
2006 Current Kindred
Kindred has been focused on adding high
quality real estate to balance sheet
– Acquisitions
– Development of state-of-the-art LTACHs
and TCCs
– Exercise of in-the-money purchase
options
Own 16 hospitals; 25 nursing centers and 2
assisted living facilities
Combined company has total PP&E book
value of approximately $1billion
Kindred expects pro forma stabilized
EBITDA
(1)
of approximately $100 million
from owned real estate
(1)  Only includes Kindred facilities

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Transaction Provides
Significant EPS and Cash Flow Accretion
Low End of
Guidance
Pro-Forma
Impact
Mid Point
High End of
Guidance
2011 EPS Impact
$ %
$0.50
$0.52
$0.55
34%
34%
34%
2011 EPS Guidance
Prev
(1)
New
(2)
$1.45
$1.53
$1.60
$1.95
$2.05
$2.15
(1) Previous guidance shown is Kindred standalone guidance issued on 12/15/10.
(2) 2011 guidance reflects the combined business as if the transaction closed on 1/1/11.

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

2011 Kindred Guidance
Stand Alone
(2)
Pro Forma
(3)
($MM)
Low High Low High
Revenue 4,800 4,800 6,200 6,200
EBITDA 265 275 470 487
(-) Interest 26 26 118 118
(-) Taxes 40 44 66 73
Cash Flow 199 205 286 296
Cash Flow Margin 4.1% 4.3% 4.6% 4.8%
Strong Free Cash Flows and Ability to Delever
3.5
4.3
4.2
3.9
4.4
0.0
2.0
4.0
6.0
2006 2007 2008 2009 2010
Stand Alone Kindred
(x)
Historical Adjusted Debt / EBITDAR
(1)
(1) Calculated with 6.0x cap rate.
(2) Per guidance midpoint, issued 12/15/2010.
(3) 2011 guidance reflects the combined business as if the transaction closed on 1/1/2011.
Cash Flow Profile
Kindred has operated comfortably with a levered balance sheet
Routine CapEx declines as a % of revenue, improving free cash flow profile

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

26

Strategic and Financial Rationale
Unparalleled combined service offering
No. 1 IRFs, LTACs and SNF Rehab management contracts; No. 4 standalone SNFs
Expands relationships with acute care networks through RehabCare’s IRFs and JV relationships
Long-term growth prospects supported by strong demographic trends
Leading position in
attractive growing
markets
Well Diversified
Product Offering
Experienced
Management Team
Well positioned to take advantage of the changing healthcare landscape
Strong service offering in post-acute continuum strengthens cluster strategy
Increases facility diversification, potentially creating future cluster locations
Solidifies Kindred's leadership in improving patient care while decreasing healthcare spending
Average industry tenor of the management team of 16 years in the industry and 10 years at
Kindred
Successfully grown revenue and EBITDA by 88% and 235% respectively since 2000
Recognized as the leading post-acute management team in the market
Pro Forma Kindred will be the post-acute leader with an enhanced financial profile
Focus on adding high quality real estate to the balance sheet
Acquisitions, development of state-of-the-art LTACHs and Transitional Care Centers (TCCs)
Book value of PP&E is approximately $1 billion
Significant cash flow generated by assets that are unencumbered by leases
Strong Asset Base
Strong FCF & Ability
to Delever
Strong free cash flow and ability to delever
Company is expected to delever on an adjusted basis to current levels by the end of 2011
Proven ability to successfully operate and grow free cash flow in a highly regulated environment
Superior cash management through lean working capital

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Kindred Has a History of Successfully
Integrating Acquisitions
2002 2003 2005 2006 2007 2008 2009 2010
February 2006:
Commonwealth Communities
Holdings (6 Hospitals, 11 NCs
and 4 ALFs)
November 2010:
Five LTACHs
from Vista
Healthcare
2004
July 2007: (Spin-off)
Kindred and AmerisourceBergen
combine their institutional pharmacy
businesses to form Pharmerica Corp.
27
April 2002:
Specialty Healthcare
Services (6 hospitals)
March 2005:
Pharmacy
Partners (2
pharmacies)
April 2005:
Skilled Care (2
pharmacies)
November 2005:
RXPERTS, Inc.
(1 Pharmacy)
August 2007:
The Greens Post-
Acute
Rehabilitation
Center
Fountains On the
Greens (Assisted
Living Facility)
October 2007:
Professional
Therapy Solutions
April 2010:
Stratford
Commons (NC
and ALF)
September 2010:
3 Texas NCs
November 2010:
Signature Health
Services
November 2004:
First Stop of Iowa
(1 pharmacy)
August 2006:
EconoMed
(1 Pharmacy)
ValueScript
(1 Pharmacy)
PharmaStat
(1 Pharmacy)
July 2009:
Acclaim
Hospice

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Track record for operational success based on commitment to quality, service excellence and a disciplined approach to the business
Experienced management team, robust technology platform, processes and systems, and a demonstrated ability to adapt to change
Growing businesses through disciplined organic development and acquisition strategies
Strong cash flows with financial flexibility to finance acquisitions and development activities
Well positioned to succeed in changing post-acute landscape
Investment Considerations

Dedicated to Hope, Healing and Recovery

Kindred
Healthcare

29 Investor Presentation Kindred Healthcare, Inc. (NYSE: KND) March 16, 2011

30 Appendix

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Kindred Q4 ’10 Highlights
• Fourth quarter consolidated revenues grew 6% to $1.1 billion
• Diluted EPS of $0.50 grew 19% from Q4 ‘09
• Full year operating cash flows exceed $200 million for second consecutive year
• Routine and development capital expenditures were fully funded through internal resources in both years
• Hospitals report growth from last year’s Q4
• Recent acquisitions drove hospital revenues up 5% to $508 million
• Operating income grew 3% to $96 million
• Nursing and rehabilitation centers successfully transitioned to new Medicare payment system in Q4
• Revenue growth of 4% driven by increased acuity and clinical services and 4% growth in admissions
• Division reports solid 13% growth in operating income
•
Peoplefirst
Rehabilitation adds to customer base and adjusts to new Medicare rules in fourth quarter
• Revenue growth of 21% primarily driven by new customers

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

RehabCare Q4 ’10 Highlights
Excluding transaction related expenses in Q4 ’09, diluted EPS increased
86% year over year to $0.69
Hospital division improved EBITDA margin to 15.2% in the fourth quarter from 12.9% in the third quarter
Impacted by regulatory changes, Skilled Nursing Rehabilitation Services division reported 5.8% operating earnings margin in the quarter, consistent with expectations
Hospital Rehabilitation Services division delivered near record operating earnings margin of 20.6%
Cash flow from operations of $104 million in 2010 allowed the Company to pay down debt by $66 million and lower debt to EBITDA ratio to 2.4

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Business Segment Buildup
(1) Segment figures do not sum to totals due to eliminations / corporate expenses. RehabCare figures do not include discontinued operations (Miami IRF). Includes the full year benefit of all of the acquisitions Kindred has closed in 2010 ($157MM Revenue and $37MM EBITDA benefit)
RehabCare acquisition significantly enhances scale in both the Skilled Nursing and Hospital Rehab businesses and adds to Kindred’s LTAC business
Hospitals
Rehabilitation Services
Nursing Centers Total
(1)
Nursing Center
Based
Hospital Based Total
2010 Pro forma
$MM
Revenue
(1)
Kindred Healthcare 435 84 519 2,093 2,212 4,517
RehabCare 516 180 696 653 0 1,349
Total 951 264 1,215 2,746 2,212 5,866
EBITDAR
(1)
Kindred Healthcare 24 16 40 336 242 618
RehabCare 45 35 80 136 0 216
Total 69 51 120 472 242 834
% Margin 7.3% 19.3% 9.9% 17.2% 10.9% 14.2%
EBITDA
(1)
Kindred Healthcare 18 16 34 176 44 254
RehabCare 45 35 80 86 0 166
Total 63 51 114 262 44 420
% Margin 6.6% 19.3% 9.4% 9.5% 2.0% 7.2%
(+) Synergies 25
Pro Forma EBITDA 445

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Reconciliation of
Non-GAAP Measures
Year ended December 31,
Operating income (loss):
2006 2007 2008 2009
Hospital division
Nursing center division
Rehabilitation division
Pharmacy division
Corporate:
Overhead
Insurance subsidiary
Operating income
Rent
Depreciation and amortization
Interest, net
Income before income taxes
Income taxes
Income from cont. ops.
$364
305
51
-
(135)
(6)
(141)
579
(348)
(126)
(3)
102
39
$63
$ Millions
2010
Fourth
Quarter
2009
$93
77
11
-
(33)
(2)
(35)
146
(88)
(32)
-
26
9
$17
$96
87
9
-
(33)
(1)
(34)
158
(90)
(32)
(3)
33
13
$20
Fourth
Quarter
2010
$383
239
30
49
(157)
(7)
(164)
537
(289)
(115)
1
134
53
$81
$365
295
34
18
(168)
(7)
(175)
537
(338)
(118)
(1)
80
37
$43
$346
322
38
-
(133)
(7)
(140)
566
(339)
(120)
(8)
99
39
$60
$357
303
52
-
(134)
(3)
(137)
575
(357)
(122)
(6)

34
$56

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

35 Investor Presentation Kindred Healthcare, Inc. (NYSE: KND) March 16, 2011